Exhibit 99.11

PRESS RELEASE

Annual Shareholders’ Meeting of May 26, 2023 & Climate:
TotalEnergies adds to the agenda the advisory resolution submitted by a group of shareholders representing less than 1.4% of the capital and recommends that shareholders reject it

Paris, April 28, 2023 – The Board of Directors, meeting on April 26, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer, reviewed the documents related to the Ordinary and Extraordinary Meeting of Shareholders of TotalEnergies SE and particularly the request from a group of shareholders representing less than 1.4% of the Company's capital to add an advisory resolution to the agenda of the Annual Shareholders' Meeting. The draft resolution calls on the Company to set targets "aligned with the Paris Climate Agreement" for Scope 3 indirect emissions related to the use of energy products sold to its customers.

The proposed resolution does not provide a credible response to the challenges of climate change and would be contrary to the interests of the Company, its shareholders and its customers.

The indirect emissions reported by TotalEnergies under Scope 3 correspond to the direct (Scope 1) emissions of the consumers of these products: the Company's customers, who decide to use the products.

For example, emissions from jet fuel sold by the Company are first recorded in the Scope 1 emissions of the airline that uses the fuel. They are also recorded in the Scope 3 indirect emissions of the aircraft's engine manufacturer, the plane manufacturer, the airport and TotalEnergies. Scope 3 emissions are not cumulative, but overlapping. An absolute reduction target for Scope 3 for a company like TotalEnergies, without reducing the corresponding Scope 1 of energy users, is in reality not relevant in reducing global GHG emissions.

By focusing on indirect emissions of greenhouse gases related to the use of energy products that TotalEnergies sells to its customers (Scope 3), the adoption of this resolution would lead to holding the Company liable for these emissions, whereas the use of these products is the decision of its customers. TotalEnergies does not make airplanes, cars, cement or steel, but rather supplies energy products that are used or converted by other industries to make products and goods. The company therefore cannot be held responsible for the reduction of emissions related to the use of products by its customers

Obviously, TotalEnergies acts to contribute to the transformation of energy demand and thus to help its customers reduce their scope 1. Through its multi-energy strategy, TotalEnergies is adapting its offer to provide a wider range of energy products, including decarbonized products, for example by developing sustainable aviation fuels, and supports its customers in their decarbonization plans. But it is the concerted actions of all the players in the energy value chain that can bring a shift in the way energy is used: through public policies aimed at orienting energy consumption, sectoral initiatives of energy-consuming companies, technical and technological developments, ...

Drastically decreasing TotalEnergies' global Scope 3 emissions in absolute value, without an evolution of the overall structure of energy demand, would lead to a shift of this demand to other suppliers, notably the national oil companies of producing countries. This strategy would have no effect on lowering global greenhouse gas emissions, and therefore no positive impact on climate. The implementation of this strategy would be bad for shareholders as the Company would have to sell its oil and gas product marketing activities to other operators. The strategy would also be counter-productive for TotalEnergies' customers, for whom the Company must ensure a security of energy supply, while supporting them in their own decarbonization journey.

TotalEnergies has a consistent and effective strategy to be a major player in the energy transition

TotalEnergies' Board of Directors notes that it fully exercises its powers in defining the Company's priorities for the energy transition. For the third year in a row, the Board is consulting shareholders with regard to TotalEnergies' ambition for sustainability and the energy transition. The Sustainability & Climate - 2023 Progress Report, which will be submitted to an advisory vote at the next Annual Shareholders' Meeting, describes the implementation of the Company's strategy and the progress made in 2022 towards achieving its climate objectives for 2030. The report also enhances the Company's climate and sustainability ambition, notably by specifying – as pledged by the Company – the 2025 and 2030 targets for the main climate indicators and making a number of these targets more ambitious:

•	Concerning its Scope 1 & 2 emissions over which it has control at its operated facilities, the Company has set a new emissions target in absolute value of below 38 Mt CO2e (Scopes 1 & 2) by 2025 compared to 2015, thanks notably to a $1 billion worldwide energy efficiency program for 2023-2024. The Company has also pledged to reduce these emissions by more than 40% by 2030 compared to 2015, in line with the objectives set by countries committed to carbon neutrality by 2050. As a reminder, the Company has already reduced the Scope 1+2 emissions of its Oil & Gas activities by almost 30% between 2015 and 2022.

•	TotalEnergies has strengthened its objective of lowering the lifecycle carbon intensity of the energy mix sold to its customers from -20% to -25% by 2030 in relation to 2015, and -15% by 2025, thereby contributing to the reduction of its customers' scope 1 while selling them the energy they need and ensuring security of energy supply. As a reminder, TotalEnergies has already reduced the carbon intensity of its sales by 12% between 2015 and 2022, thanks to the growth in its sales of electricity and gas and the drop in sales of oil products.

TotalEnergies is thus leading its peers in terms of decarbonizing its energies sales.

The proposed resolution undermines the Company’s good governance

This consultative resolution does not facially infringe on the Board of Directors' powers. However, if adopted, it would introduce some confusion in the governance of the Company since it would lead the Board of Directors to take into account a different strategy from the one it has adopted. Nevertheless, the Board of Directors has decided to add this draft resolution to the agenda of the next Annual Shareholders' Meeting, in the interest of shareholder dialogue, but not to approve it for all of the reasons set out above.

Consequently, the shareholders of TotalEnergies SE will be invited to vote against the resolution submitted by the above-mentioned group of shareholders and to vote in favor of the resolution relating to the Sustainability & Climate - 2023 Progress Report submitted by the Company.

The documents prepared by the Company for the upcoming Annual Shareholders' Meeting will be available on the Company's website. The notice of meeting for the Ordinary and Extraordinary Meeting of Shareholders of May 26, 2023 which will be held at 10:00 a.m. on Friday, May 26, 2023 at Salle Pleyel, 252 rue du Faubourg Saint-Honoré, 75008 Paris, France, will be published in the BALO legal gazette (Bulletin des Annonces Légales Obligatoires) on May 5, 2023.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).